04024143

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
OFFICE OF INTERNATIONAL CORPORATE FINANCE
JUDICIARY PLAZA
450 FIFTH STREET NW
WASHINGTON DC 20549

RECEIVED APR 05 2004 SEC MAIL PROCESSING WASH. D.C. 187

SUPPL

Madrid, March 2004

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of 1934, as amended (the (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges" and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders.

EXHIBIT 1.- Telepizza submits a copy of the information regarding 2003 second half results, filed with the C.N.M.V dated on 01/03/04

EXHIBIT 2.- Telepizza submits a copy of the issue of bonds that are convertible and/or exchangeable into shares, filed with the C.N.M.V dated on 24/03/04

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

PROCESSED
APR 09 2004
THOMSON FINANCIAL

Very truly yours

Igor Albiol
Controller Director

dlw 4/8

Checks made through the Databases
Of Official Registries

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 01/03/04 **Outstanding Fact 47964**

The Company submits information regarding its second half 2003 results.

Checks made through the Databases
Of Official Registries

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 25/03/04 **Outstanding Fact 48473**

The Company submits additional information on the first issue of Bonds that are convertible and/or exchangeable into shares in Tele Pizza, S.A. therefore as a result of the above, the conversion ratio, which will be fixed until the expiry date of the issue will be equal to the ratio that is the result of dividing the Nominal Value of the Bonds between 1.37 euros.

NATIONAL SECURITIES AND INVESTMENTS BOARD
Pº CASTELLANA, Nº 19
28046 –MADRID

ATT.: MR. GALO JUAN SASTRE
(GENERAL DIRECTORATE OF MARKET SUPERVISION)
FAX No: 91/585.16.62
(Nº PAGES: 1 including this cover page)

TO BE INCLUDED UNDER THE HEADING "RELEVANT FACTS"

Madrid, 25th of March 2004.

Dear Sirs,

In relation to the 1st Issue of Bonds that are Convertible and/or Exchangeable into Shares in TELE PIZZA, S.A., the Informative Booklet for which was registered on the 24th of March 2004 by this National Securities and Investment Board, and in accordance with that foreseen in article 82 of the Law 24/1988, of the 28th of July, of the Securities Market, TELE PIZZA, S.A. would like to use this document to communicate for its incorporation on the public registers of this National Securities and Investment Board, the following:

In application of that set forth under heading II.12.6 of the Complete Informative Booklet by TELE PIZZA, S.A., registered in this National Securities and Investment Board on the 24th of March 2004 and based on the calculations made for this purpose by RENTA 4, S.A., S.V.B. in its capacity as Agency for the aforementioned issue, the Value of the TELE PIZZA Share has been fixed at 1.37 euros for the purpose of the calculation of the conversion relationship of the Bonds that are convertible and/or exchangeable into shares in TELE PIZZA, S.A. therefore as a result of the above, the conversion ratio, which will be fixed until the Expiry Date of the issue will be equal to the ratio that is the result of dividing the Nominal Value of the Bonds between 1.37 euros.

Yours faithfully,

TELE PIZZA, S.A.
By Proxy

Signed: Javier Gaspar Pardo de Andrade
Secretary of the Board of Directors

TO THE NATIONAL SECURITIES AND INVESTMENTS BOARD

PRIOR COMMUNICATION

MR. JAVIER GASPAR PARDO DE ANDRADE, acting on behalf of the company **TELE PIZZA, S.A.,** in his capacity of Board Member and Secretary of the Board of Directors, expressly authorised at the meeting of the aforementioned body held on the 17th of march 2004, appears before this National Securities and Investments Board and

HE SETS FORTH

I.- Whereby the Ordinary General Meeting of Shareholders held in its second session on the 24th of June 2003, adopted the agreement to give the Board of Directors the authority to agree, on one or several occasions, on the issuing of fixed-rate convertible and/or exchangeable securities for shares in TELE PIZZA, S.A.

II.- Whereby the company's Board of Directors at its meeting on the 17th of March 2004 and in virtue of the aforementioned delegation, adopted the agreement to proceed with the issuing and bringing into circulation of 4,471,948 convertible bonds and/or exchangeable for ordinary shares in TELE PIZZA, S.A. of 14 euros nominal value each, under the name of "1st Issue of Convertible and/or Exchangeable Bonds for Shares in TELE PIZZA, S.A."

III.- Whereby this document, in virtue of that shown in article 26 of the Law 24/1988 of the 28th of July, on the Securities market and in articles 5.2.a) and 9 of the Royal Decree 291/1992 of the 27th of March, on Issues and Public Offers of Sale of Securities, sets forth the mandatory prior communication relative to the abovementioned issue of bonds, stating that the main characteristics of this are the following:

1. Body Issuing the securities that are the object of the Issue.

The body issuing the securities that are the object of this issue is TELE PIZZA, S.A. (hereinafter, referred to indistinctly as "TELEPIZZA" or "the Company"), a mercantile company holding Spanish nationality and with an indefinite lifetime, with registered offices at C/ Isla Graciosa, No. 7, San Sebastián de los Reyes (Madrid) and Fiscal Identification Code: A-78849676, inscribed on the Mercantile Register of Madrid, in Volume 8,686 General, 7552 of the 3rd Section of the Book of Companies, Sheet 9, Page number 81,671-2, 1st Inscription.

All the Company's shares are listed on the Stock Exchanges of Barcelona, Bilbao, Madrid and Valencia and are integrated into the Spanish Stock Exchange Link-up (Continuous Market).

2. Nature, title and characteristics of the securities that are the object of the issue.

2.1. Nature of the securities to be issued.

The securities that are the object of this Issue are bonds that are convertible and/or exchangeable into shares for TELE PIZZA, S.A., belonging to a single series, 14 euros nominal value each, which will be represented by account entries.

2.2. Type of issue of the Bonds.

The Bonds will be issued at par, that is to say, at 100% of their nominal value, without any issue premium.

2.3. Amount of the issue.

The nominal and effective amount of the issue is SIXTY-TWO MILLION SIX HUNDRED AND SEVEN THOUSAND TWO HUNDRED AND SEVENTY-TWO EUROS (62.607.272.- €), divided into FOUR MILLION FOUR HUNDRED AND SEVENTY-ONE THOUSAND NINE HUNDRED AND FORTY-EIGHT (4.471.948) bonds.

2.4. Interest rate and payment of interest.

The bonds will accrue interest from the date of their payment, at a nominal annual interest rate that is the same as the EURIBOR at six months increased by 0.75% (seventy-five basic points on one whole percent), payable by expired half-years to be counted from the payment date and to the issue's expiry date.

2.5. Expiry and depreciation of the bonds.

The Bonds will have a life of five (5) years from the payment date and they will be depreciated automatically and necessarily by their conversion and/or exchange for shares in the company on their expiry, without this issue contemplating the repayment of the securities when they expire.

Notwithstanding the abovementioned, the issuing company may redeem all the bonds making up the issue, by depreciation and prepayment of their nominal value, coinciding with one of the ordinary conversion periods that are indicated below, whenever this is communicated and made public with 15 days notice before the starting date of the subscription period in question.

2.6. Basis and methods for the conversion.

The bonds are convertible and/or exchangeable into shares in the issuing company, in accordance with the basis and methods of conversion listed below:

(a) Ordinary Conversion Periods: In general, the holders of Bonds may request their conversion and/or exchange from the month of February 2007 and in three annual Periods of conversion that will be comprehended between the first and the last working days of each of the months of February in the years 2007, 2008 and 2009.

(b) Compulsory conversion on their expiry. The Bonds that are still in circulation on the date of their expiry will be compulsorily converted and/or exchanged into shares in the Company, without affecting the redemption and advanced depreciation authority stated under the previous 2.5 heading.

In any of the conversion cases, the Company may opt to give the holders of the Bonds newly issued shares or old shares already in circulation, in all cases treating the holders of the Bonds that are converted on the same date in the same way. In the case of newly issued shares, the Board of Directors will award these within the natural month following the conclusion of each of the conversion periods.

For the conversion purposes, the Bonds will be valued at their nominal amount of fourteen euros and the shares will be valued at a fixed rate that will be determined in the corresponding information booklet for the issue. This conversion list will be kept fixed throughout the issue's life span, with the exception of the legally foreseen adjustment cases.

2.7. Preferential regime.

The Bonds will not enjoy any special guarantee other than that of the Company's universal equity. The preference regime established in article 288 of the Companies Act will be applicable to this issue.

2.8. Admission to negotiation.

TELEPIZZA will request the admission of the Bonds to official listing on the four Spanish Stock Exchanges, as well as the shares which, if such is the case, are issued by the Company for the sake of the conversion.

2.9. Syndicate of bondholders.

In accordance with that foreseen in article 283.2 of the Companies Act, the Board of Directors of TELEPIZZA has approved the establishment of a Syndicate of Bondholders and the appointment of Mr. Joaquín Vázquez Terry as trustee of this syndicate, who will provisionally exercise his position until his confirmation or replacement, if such is the case, by the Bondholders' Meeting, in accordance with that set forth in article 297 of the Companies Act.

3. Group of potential subscribers to whom the bonds that are the object of this issue are offered.

This issue is made with acknowledgment and assignment of the preferential right of subscription in favour of the Company's shareholders, in the proportion of one (1) Bond for every fifty (50) shares.

The preferential subscription rights will be freely negotiable on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia and through the Stock Exchange Link-up.

During the preferential subscription period those shareholders and/or investors who exercise their subscription right of holders, may, likewise, simultaneously request the subscription of additional bonds, in the case that at the end of the preferential subscription period, there were to be bonds left over and that the entire amount of the issue had not been covered.

If, after the awarding of the additional bonds, some bonds were still left over, pending subscription, they could be discretionally awarded by the issuing company in favour of institutional investors.

In accordance with the abovementioned, the following subscription and placement periods are established:

a) Preferential Subscription Period

The preferential subscription period for the bonds will be sixteen (16) days, which will be calculated from the day the subscription offer advertisement is published in the Official Gazette of the Mercantile Register.

b) Additional Bonds Allocation Period.

The Additional Bond Allocation Period will be carried out on the three working days following the closing date of the Preferential Subscription Period. In the referred to Additional Shares Allocation Period, the Agency will proceed to determine the remaining bonds, if such is the case, that had not been subscribed during the Preferential Subscription Period and to allocate them to those shareholders and/or investors who had requested the awarding of additional Bonds during the preferential subscription period and when they were exercising their subscription rights.

c) Discretional Allocation Period.

If, once the Additional Bonds Allocation Period has concluded, some bonds were still pending subscription, they may be the object of discretional awarding by the issuing company, in favour of those institutional investors who are presented by the Issue Agent for this purpose. The Discretional Allocation Period will be carried out during the three working days following the closing of the Additional Bonds Allocation Period.

If, once the three abovementioned periods had concluded, there were still Bonds that had not been subscribed, the subscribed issue will be considered as incomplete, in such a way that the amount of the issue will be fixed in terms of all the bonds effectively subscribed at the end of the third subscription period.

In accordance with everything shown here,

A REQUEST IS MADE to the National Securities and Investments Board that, taking this prior communication relative to the abovementioned issue as having been presented, it is admitted and

once the corresponding legal requirements have been fulfilled, its inscription on the register of prior communications of the Securities and Investments Board is proceeded with.

In Madrid, on the twenty-second of March 2004.

Signed by Javier Gaspar Pardo de Andrade
On behalf of TELE PIZZA, S.A.

INFORMATION REGARDING:

SEMESTER: Second YEAR: 2003

I. INFORMATION REGARDING THE ISSUER

Corporate name: Tele Pizza, S.A.	
Registered offices: C/ Isla Graciosa 7, San Sebastian de los Reyes (Madrid)	**Fiscal ID No.** A78849676
Persons assuming liability for this information, offices they hold and identification of the powers or capacities under which they may represent the company:	**Signature:**
D. Fernando Zapater Marqués *Chief Executive Manager*	

CONTENTS OF THE SEMESTER REPORT
(insert X to mean it is included)

		Individual	Consolidated
I. Information regarding the issuer	0010	X	
II. Changes in the Consolidated Group	0020		X
III. Bases for the presentation and evaluation rules	0030	X	X
IV. Balance Sheet	0040	X	X
V. Profit and Loss Account	0050	X	X
VI. Distribution of the Net Turnover per Business	0060	X	X
VII. Number of Employees	0070	X	X
VIII.Business Development	0080	X	X
IX. Distributed Dividends	0090		
X. Significant Facts	0100	X	X
XI. Explanatory Annex for Significant Facts	0110	X	X
XII.Special Auditors' Report	0120	X	

II. CHANGES IN THE COMPANIES FORMING THE CONSOLIDATED GROUP (19)

-The companies; Telepizza Granada, S.A. and Telepizza Algeciras, S.A. have been dissolved transfering all their assets and liabilities to Telepizza S.A.

-The companie Mineña S.A., has been dissolved transfering all the assets and liabilities to Telepizza Insular, S.A.

III. BASES FOR THE PRESENTATION AND EVALUATION RULES

The same criteria and accounting principles taken into account for the consolidated annual accounts of the previous financial year have been applied hereto, the same complying with the rules in force.

Note: If you need further space for the requested information, another sheets can be included

IV. BALANCE SHEET FOR THE INDIVIDUAL COMPANY

Unit: thousands of Euros

ASSETS

		CURRENT F. YEAR	LAST F. YEAR
A) SHAREHOLDERS' LONG TERM DEBT	0200	0	0
I. Start-up expenses	0210	1.465	921
II. Intangible Assets	0220	16.091	15.787
II.1. Assets under capital leases	0221	4.068	4.057
II.2. Other Intangible Assets	0222	12.023	11.730
III. Tangible Assets	0230	49.485	46.498
IV. Financial Assets	0240	88.794	118.886
V. Long-term Own Shares	0250	0	5.832
VI. Long-term Trade Debtors	0255	1.130	3.395
B) FIXED ASSETS (1)	0260	**156.965**	**191.319**
C) DEFERRED EXPENSES (2)	0280	309	435
I. Shareholders' short term debt	0290	0	0
II. Stocks	0300	1.379	1.311
III. Debtors	0310	34.753	71.603
IV. Short-term Financial Investments	0320	24.016	13.596
V. Short-term Own shares	0330	0	0
VI. Cash and banks	0340	5.300	397
VII. Prepayments and accrued expenses	0350	1.689	903
D) CURRENT ASSETS	0360	**67.137**	**87.810**
TOTAL ASSETS (A+B+C+D)	0370	**224.411**	**279.564**

LIABILITIES

		CURRENT F. YEAR	LAST F. YEAR
I. Subscribed Capital	0500	6.708	6.708
II. Reserves	0510	58.602	61.280
III. Result from previous financial years	0520	0	0
IV. Results for the year	0530	-22.166	-2.678
V. Dividend Prepayments made during the financial year	0550	0	0
A) CAPITAL AND RESERVES	0560	**43.144**	**65.310**
B) DEFERRED INCOME (3)	0590	4.018	4.384
C) PROVISIONS FOR RISKS AND LIABILITIES	0600	5.830	1.305
I. Issue of debentures and other negotiable securities	0610	0	0
II. Amounts owed to Credit Entities	0615	21.813	43.970
III. Amounts owed to Associated and Affiliated Companies	0620	0	0
IV. Long-term Trade Creditors	0625	0	0
V. Other Long-term Debts	0630	1.737	794
D) LONG-TERM LIABILITIES	0640	**23.550**	**44.764**
I. Issue of debentures and other negotiable securities	0650	0	0
II. Amounts owed to Credit Entities	0655	62.331	58.090
III. Amounts owed to Associated and Affiliated Companies	0660	60.735	81.641
IV. Trade Creditors	0665	16.557	17.509
V. Other Short-term Debts	0670	6.946	6.541
VI. Accruals and deferred income	0680	1.300	20
E) SHORT-TERM LIABILITIES	0690	**147.869**	**163.801**
F) PROVISIONS FOR SHORT-TERM RISKS AND LIABILITIES	0695	0	0
TOTAL LIABILITIES (A + B + C + D + E + F)	0700	**224.411**	**279.564**

V. INDIVIDUAL RESULTS OF THE COMPANY

Unit: thousands of Euros

		CURRENT F. YEAR		LAST F. YEAR	
		Amount	%	Amount	%
+ Net turnover amount (5)	0800	184.132	100,00%	186.642	100,00%
+ Other Income (6)	0810	14.772	8,02%	10.836	5,81%
+/- Variations in the inventories of finished products and products in progress	0820	0	0,00%	0	0,00%
= TOTAL VALUE OF PRODUCTION	0830	**198.904**	108,02%	**197.478**	105,81%
- Net Purchases	0840	-77.780	-42,24%	-85.559	-45,84%
+/- Variations in the inventories of goods for resale, raw materials and other consumables	0850	0	0,00%	0	0,00%
- External and Working Expenses (7)	0860	-40.574	-22,04%	-35.076	-18,79%
= ADJUSTED VALUE ADDED	0870	**80.550**	43,75%	**76.843**	41,17%
+/- Other Expenses and Incomes (8)	0880	0	0,00%	0	0,00%
- Personnel Cost	0890	-57.109	-31,02%	-53.260	-28,54%
= GROSS OPERATING RESULTS	0900	**23.441**	12,73%	**23.583**	12,64%
- Depreciation and Amortization	0910	-10.720	-5,82%	-9.264	-4,96%
- Transfer for the Reversion Fund	0915	0	0,00%	0	0,00%
- Variations in the Current Assets Provisions	0920	0	0,00%	0	0,00%
= NET OPERANTING RESULTS	0930	**12.721**	6,91%	**14.319**	7,67%
+ Financial Income	0940	16.582	9,01%	13.128	7,03%
- Financial Expenses	0950	-9.259	-5,03%	-8.850	-4,74%
+ Capitalized Exchange Interests and Differences	0960	0	0,00%	0	0,00%
- Variations in the Current Assets Provisions (9)	0970	0	0,00%	-369	-0,20%
= RESULTS FROM ORDINARY ACTIVITIES	1020	**20.044**	10,89%	**18.228**	9,77%
+/- Results Accruing from Tangible, Intangible Fixed Assets and Investment Portfolio (11)	1021	-3.543	-1,92%	-768	-0,41%
- Variations in the Provisions for Tangible, Intangible Fixed Assets and Investment Portfolio (12)	1023	-53.805	-29,22%	-23.363	-12,52%
+/- Results from Transactions with Own Shares and Debentures (13)	1025	0	0,00%	0	0,00%
+/- Results from Previous Years (14)	1026	-279	-0,15%	495	0,27%
+/- Other Extraordinary Results (15)	1030	-5.901	-3,20%	-1.917	-1,03%
= RESULTS BEFORE TAXES	1040	**-43.484**	-23,62%	**-7.325**	-3,92%
+/- Corporate Tax and Others	1042	21.318	11,58%	4.647	2,49%
= RESULTS FOR THE YEAR	1044	**-22.166**	-12,04%	**-2.678**	-1,43%

IV. BALANCE SHEET OF THE CONSOLIDATED GROUP

Unit: thousands of Euros

ASSETS

		CURRENT F. YEAR	LAST F. YEAR
A) SHAREHOLDERS' LONG TERM DEBT	1200	0	0
I. Start-up expenses	1210	1.643	1.614
II. Intangible Assets	1220	22.350	21.487
II.1. Assets under capital leases	1221	7.889	7.536
II.2. Other Intangible Assets	1222	14.461	13.951
III. Tangible Assets	1230	89.297	103.219
IV. Financial Assets	1240	31.886	18.247
V. Long-term Parent Company Shares	1250	8.862	5.832
VI. Long-term Trade Debtors	1255	1.130	8.198
B) FIXED ASSETS (1)	1260	**155.168**	**158.597**
C) CONSOLIDATED GOODWILL	1270	18.304	23.069
D) DEFERRED EXPENSES (2)	1280	453	544
I. Shareholders' short term debt	1290	0	0
II. Stocks	1300	10.329	10.892
III. Debtors	1310	32.885	56.994
IV. Temporary Financial Investments	1320	2.464	8.308
V. Short-term Parent Company shares	1330	0	0
VI. Cash and banks	1340	9.899	5.631
VII. Prepayments and Accrued Expenses	1350	2.143	1.255
E) CURRENT ASSETS	1360	**57.720**	**83.080**
TOTAL ASSETS (A + B + C + D + E)	1370	**231.645**	**265.290**

LIABILITIES

		CURRENT F. YEAR	LAST F. YEAR
I. Subscribed Capital	1500	6.708	6.708
II. Parent Company Reserves	1510	84.757	72.914
III. Retained Earnings in Consolidated Companies (16)	1520	4.269	10.418
IV. Foreign currency translation adjustment (17)	1530	-21.654	-12.340
V. Result Allocated to the Parent Company	1540	-13.633	5.410
VI. Dividend prepayments made during the financial year	1550	0	0
A) CAPITAL AND RESERVES	1560	**60.447**	**83.110**
B) MINORITY INTERESTS	1570	1.548	2.813
C) NEGATIVE CONSOLIDATION DIFFERENCES	1580	0	408
D) DEFERRED INCOME (3)	1590	4.976	5.672
E) PROVISIONS FOR RISKS AND LIABILITIES	1600	5.660	7.798
I. Issue of debentures and other negotiable securities	1610	0	0
II. Amounts owed to Credit Entities	1615	24.237	47.004
III. Long-term Trade Creditors	1625	0	0
IV. Other Long-term Debts	1630	1.767	933
F) LONG-TERM LIABILITIES	1640	**26.004**	**47.937**
I. Issue of debentures and other negotiable securities	1650	0	0
II. Amounts owed to Credit Entities	1655	75.805	62.807
III. Trade Creditors	1665	42.294	41.702
IV. Other Short-term Debts	1670	12.380	12.060
V. Accruals and deferred income	1680	2.531	983
G) SHORT-TERM LIABILITIES	1690	**133.010**	**117.552**
H) PROVISIONS FOR SHORT-TERM RISKS AND LIABILITIES	1695	0	0
TOTAL LIABILITIES (A + B + C + D + E + F + G + H)	1700	**231.645**	**265.290**

V. RESULTS OF THE CONSOLIDATED GROUP

Unit: thousands of Euros

		CURRENT F. YEAR		LAST F. YEAR	
		Amount	%	Amount	%
+ Net turnover amount (5)	1800	272.967	100,00%	285.377	100,00%
+ Other Income (6)	1810	18.055	6,61%	15.739	5,52%
+/- Variations in the inventories of finished products and products	1820	0	0,00%	0	0,00%
= TOTAL VALUE OF PRODUCTION	1830	**291.022**	106,61%	**301.116**	105,52%
- Net Purchases	1840	-77.444	-28,37%	-80.546	-28,22%
+/- Variations in the inventories of goods for resale, raw materials and other consumables	1850	0	0,00%	0	0,00%
- External and Working Expenses (7)	1860	-67.383	-24,69%	-73.667	-25,81%
= ADJUSTED VALUE ADDED	1870	**146.195**	53,56%	**146.903**	51,48%
+/- Other Expenses and Incomes (8)	1880	0	0,00%	0	0,00%
- Personnel Cost	1890	-90.319	-33,09%	-91.847	-32,18%
= GROSS OPERATING RESULTS	1900	**55.876**	20,47%	**55.056**	19,29%
- Depreciation and Amortization	1910	-19.018	-6,97%	-20.022	-7,02%
- Transfer for the Reversion Fund	1915	0	0,00%	0	0,00%
- Variations in the Current Assets Provisions (9)	1920	-6.573	-2,41%	67	0,02%
= NET OPERATING RESULTS	1930	**30.285**	11,09%	**35.101**	12,30%
+ Financial Income	1940	2.418	0,89%	1.294	0,45%
- Financial Expenses	1950	-6.853	-2,51%	-6.955	-2,44%
+ Capitalized Exchange Interest and Differences	1960	0	0,00%	0	0,00%
- Transfer for Amortization and Financial Provisions (10)	1970	0	0,00%	0	0,00%
+/- Conversion Results (18)	1980	0	0,00%	0	0,00%
+/- Share in profits from companies consolidated under equity method	1990	-48	-0,02%	-259	-0,09%
- Amortization of the Consolidated Goodwill	2000	-1.413	-0,52%	-1.492	-0,52%
+ Reversion of Negative Consolidation Differences	2010	0	0,00%	0	0,00%
= RESULTS FROM ORDINARY ACTIVITIES	2020	**24.389**	8,93%	**27.689**	9,70%
+/- Results Accruing from Tangible, Intangible Fixed Assets and Investment Portfolio (11)	2021	-11.226	-4,11%	-4.578	-1,60%
- Variations in the Provisions for Tangible, Intangible Fixed Assets and Investment Portfolio (12)	2023	-25.558	-9,36%	-7.697	-2,70%
+/- Results from Transactions with Own Shares and Debentures (13)	2025	0	0,00%	0	0,00%
+/- Results from Previous Years (14)	2026	-115	-0,04%	171	0,06%
+/- Other Extraordinary Results (15)	2030	-19.162	-7,02%	-7.175	-2,51%
= CONSOLIDATED RESULTS BEFORE TAXES	2040	**-31.672**	-11,60%	**8.410**	2,95%
+/- Tax on Profits	2042	18.258	6,69%	-2.045	-0,72%
= CONSOLIDATED RESULTS FOR THE FINANCIAL YEAR	2044	**-13.414**	-4,91%	**6.365**	2,23%
+/- Results allocated to minority interests	2050	-219	-0,08%	-955	-0,33%
= RESULTS ALLOCATED TO THE PARENT COMPANY	2060	**-13.633**	-4,99%	**5.410**	1,90%

VI. DISTRIBUTION OF THE NET TURNOVER AMOUNT PER BUSINESS

BUSINESS		INDIVIDUAL Current year	INDIVIDUAL Last year	CONSOLIDATED Current year	CONSOLIDATED Last year
Factory sales	2100	57.730	55.999	56.118	51.911
Outlet sales	2105	113.802	113.971	201.706	209.650
Other sales	2110	12.600	16.672	15.143	23.816
	2115	0	0	0	0
	2120	0	0	0	0
	2125	0	0	0	0
	2130	0	0	0	0
	2135	0	0	0	0
	2140	0	0	0	0
Works Performed pending Certification (*)	2145	0	0	0	0
Total I. N. C. N	2150	**184.132**	**186.642**	**272.967**	**285.377**
Internal Market	2160	183.421	185.436	213.633	225.624
Exports: European Union	2170	619	1.148	29.877	29.245
OEDC Countries	2173	14	21	20.288	21.623
Other Countries	2175	78	37	9.169	8.885

(*) To be filled in only by Building Companies

VII. AVERAGE NUMBER OF EMPLOYEES DURING THIS CURRENT PERIOD

		INDIVIDUAL Current year	INDIVIDUAL Last year	CONSOLIDATED Current year	CONSOLIDATED Last year
TOTAL NUMBER OF EMPLOYEES	3000	3.083	3.076	7.282	7.533

VIII. BUSINESS DEVELOPMENT

(In addition to complying with the provisions of the instructions for filling in this semester report, the information herein contained should also specifically mention the following aspects: development of the income amount and of the costs external to the said income; formation and analysis of the main transactions which resulted in obtaining extraordinary results; comments on the most significant investment and des-investment transactions, explaining their effect on the acting background of the company and, in particular, on the cash and banks thereof; sufficient explanation of the nature and effects of any item which may have caused an outstanding variation in the amount of income or in the results of the company during the current semester with respect to the reports from the previous quarter).

Telepizza Group obtained in 2003 an EBITDA (Earnings before interests, taxes and amortization) in the amount of 49.3 million euros, which means a decrease of 10.6% with respect to the 55.12 million euros reached in 2002.

The system sales in Spain, including the revenues from the company-owned stores and franchised stores, increases by 2.1 per cent with respect to the same period last year, reaching the amount of 320.4 million euros in our country.

In the International area, the chain sales in Portugal, Poland and Chile, have increased by 3.5% with regard to the same period last year, reaching the amount of 67.8 million euros. This increase includes the effect of the Polish and Chilean currencies depreciation against the euro. Without this negative effect, the chain sales in Poland and Chile would have increased 12.1 and 23.3 per cent, respectively.

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VIII. BUSINESS DEVELOPMENT

(In addition to complying with the provisions of the instructions for filling in this semester report, the information herein contained should also specifically mention the following aspects: development of the income amount and of the costs external to the said income; formation and analysis of the main transactions which resulted in obtaining extraordinary results; comments on the most significant investment and des-investment transactions, explaining their effect on the acting background of the company and, in particular, on the cash and banks thereof; sufficient explanation of the nature and effects of any item which may have caused an outstanding variation in the amount of income or in the results of the company during the current semester with respect to the reports from the previous quarter).

The operating Income has amounted to 291.02 million euros, 3.4 per cent less than 301.12 million euros obtained last year in the same period, this reduction come as the result of the decrease incomes of franchising activity and the different consolidation perimeter.

The company has continued increasing the profitability of transactions during the year. The EBITDA obtained in the last quarter 2003 has increase 5% compared with the EBITDA reported during the same period 2002.

Telepizza continues the profitability of transactions during the year. This means an EBITDA margin increased by 19.3% in the last quarter 2003 so Telepizza has finished 2003 an EBITDA margin of 18.1%.

Telepizza, also, has continued improving the Balance sheet and has decreased net indebtedness 13%, ending the year with a net indebtedness in the amount of 90.1 million euros, which means 1.8 times Telepizza EBITDA

The net effect in the Profit and Lose account of 2003, of the restructiring of the International area, with the desinvestment in Mexico and France has amounted to 29.7 mmillion euros. This has meant a consolidated net result of 13.63 million euros.

Telepizza had finished 2003 with 716 stores instead of the 858 at the end of 2002. This can be explaining by the decision of discontinuing the operations in France and México that means the end of operations of 159 stores. International restructuring process was finished with this .

The company had set up 17 stores in Spain, Portugal, Poland and Chile, increasing the stores number from 699 to 716 and had finished 2003 with profitability in all operations.
In Spain, the company had 230 owned stores and 302 franchisees, therefore as owned stores Telepizza manages 43.2 per cent of its stores in Spain

During 2003 the company had ended the operations in Mexico and France and had continued with the modernization process. New factory has started its activity in 1st quarter 2003. This factory supplies all the owned stores and franchised of Spain and after some adjusts its able to take optimum level of efficiency in 2004.

Telepizza goes on with CRM tools, in test level, that will allow us to get an information adequate for the different types of consumers. The company can make a management multi-channel sales rest on a system for centralized input orders and a system for orders via Web. This last system is been testing nowadays in Zaragoza.

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VIII. BUSINESS DEVELOPMENT

(In addition to complying with the provisions of the instructions for filling in this semester report, the information herein contained should also specifically mention the following aspects: development of the income amount and of the costs external to the said income; formation and analysis of the main transactions which resulted in obtaining extraordinary results; comments on the most significant investment and des-investment transactions, explaining their effect on the acting background of the company and, in particular, on the cash and banks thereof; sufficient explanation of the nature and effects of any item which may have caused an outstanding variation in the amount of income or in the results of the company during the current semester with respect to the reports from the previous quarter).

Telepizza had continued with its product, one of the characteristics a customer more values. The company launched a promotion: Pizzas of the world , four pizzas with a common subject (a different country) and just for a limit period of time with a complement, called Enrrollados, flat maize pancake filled up with typical ingredients of each country .

In September, the company launched a new pizza: Telepizza Gratinada; customers can add a gratin made of béchamel sauce and a new cheese mix, making a creaminess and intense savour pizza.

Telepizza continued the commercial policy offering more kind of products, in the middle of 2003, the company launched Backed potatoes, a complement that can include a great variety of ingredients that can be chosen by the customers like cured jam, bacon, veal ...
Last complement launch in 2003 was Spiro Dog, a sausage with bacon and cheese wrapped with the dough of Telepizza.

Telepizza had started during 2003 the new brand image implementation. It was tested the year before and it sandal change in the inner and outer layout of the stores, and new approach in the communication with the customer. All of them are to transmit a new, modern, simple, quality and nearby consumer.

Nowadays 183 owned stores and 56 franchised stores of Telepizza in Spain are already operating under the new corporate image carrying out the forecast of finish the year with a majority number of stores under the new corporate image.

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IX. DIVIDENDS DISTRIBUTED DURING THE PERIOD

(Any dividend distributed since the beginning of the fiscal year will be mentioned).

		% on joint stock	Euros per share	Amount (thousand euros)
1. Common Stock	3100	0,00	0,00	0,00
2. Preferred Stock	3110	0,00	0,00	0,00
3. Shares with no voting rights	3120	0,00	0,00	0,00

Additional information about the distribution of dividends (prepayments, supplementary, etc.)

X. SIGNIFICANT FACTS (*)

		YES	NO
1. Acquisitions or transfers of shares in the joint stock of listed companies qualifying the duty to inform as provided for in Sec. 53 of the LMV (Stock Exchange Act) (5 per cent and multiples).	3200		X
2. Acquisition of treasury stock qualifying the duty to inform in compliance with the additional provision no. 1 of the LSA (Public Limited Liability Companies Act) (1 per 100).	3210		X
3. Other significant increases or decreases of fixed assets (stakes above 10% in unlisted companies, in important material investments or disinvestment, etc.)	3220	X	
4. Increases and reductions of the joint stock or of the securities' value.	3230		X
5. Issues, refunds or cancellation of loans.	3240		X
6. Changes in Managers or in the Board of Directors.	3250	X	
7. Amendments of the Articles of Association.	3260		X
8. Conversions, mergers or splits.	3270		X
9. Changes in the institutional regularisation of the trade, with a significant effect on the economic or financial situation of the company or of the Group.	3280		X
10. Litigation, suits or other proceedings that may significantly affect the situation of the estate of the Company or Group.	3290		X
11. Insolvency proceedings, temporary receivership, etc.	3310		X
12. Special limitation, transfer or total or partial waive agreements regarding political and economic rights derived from the shares in the Company.	3320		X
13. Strategic agreements with national and international groups (exchange of share packages, etc.)	3330		X
14. Other significant facts.	3340	X	

(*) Mark with an "X" the appropriate box; in the event of answering "yes", attach an explanatory annex with details on the date of communication to the CNMV and the SRVB.

XI. EXPLANATORY ANNEX FOR SIGNIFICANT FACTS

As of 20 of February 2003,The Company submits information regarding the Audit and Compliance Committee.

As of 28 of February 2003, the company submits Second Half 2002 Results Presentation.

As of 14 May 2003; The company submits Second Half Results Presentation.

As of 14 of May 2003; The Company submits a copy of the presentation regarding 2003 first quarter results .

As of 19 of May 2003. TelePizza submits information regarding the acquisition of a participation in its subsidiary Telepizza Chile, SA., filed with the C.N.M.V dated on 05/19/03

As of 6 of June 2003 the company submits tha agenda regarding its General Shareholders Meeting which will take place on June 23th 2003 or June 24th 2003, on first or second hearing respectively.

As of 17 of June 2003 the company submits information regarding its Internal Code of Behaviour.

As of 25 of June 2003 submits information regarding the agreements approved at the General Shareholders Meeting..

As of 24 July 2003 The company informs of the appointment of Mr. Ignacio Cuesta-Gil as a member of the Board of Directors.

As of 1 of September 2003, the company submits First Half 2003 Results Presentation.

As of 31 of October 2003 the company submits information regarding the modification of the Articles of Association regarding the Audit and Compliance Committee.

As of 17 of November 2003, the Company submits a copy of the presentation regarding 2003 third quarter results .

As of 26 of December 2003, the company informs of the decisions that the Board Directors of Tele Pizza, S.A., on the meeting of December 19th, 2003 has adopted regarding of the activities in Mexico and France. Therefore the company will focus on the International area in its activities.

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XII. SPECIAL AUDITORS' REPORT

(This part shall only be filled in with information regarding the first Semester of the fiscal year following the last closed and audited one, and shall be applicable to those issuing companies which, in compliance with the provisions of subparagraph 13 of the Ministerial Order dated 18th January 1991, are liable to submit a special report by its auditors, when the auditors' report regarding the immediately preceding annual accounts has denied the opinion or contains a negative or qualified opinion. The same shall mention that the said special auditors' report is included as an annex to the semester information, and shall include a copy of the information or declarations given or made by the Managers of the Company about the updated position of the qualifications mentioned by the auditor in its report of the annual accounts of the previous year and that, in compliance with the applicable Technical Auditing Accounts, would have been useful for the preparation of the said special report).

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telepizza®

2003 Results

March 2004

Index

- 2003 Activity
  - Spain
  - International
- 2003 Results
- Conclusions

telepizza®

ACTIVITY

telepizza®

SPAIN

telepizza®

Operations: Stores

- **Owned stores: focus on the commercial activity**
  - Strategic link between the stores and the marketing dept.: Commercial approach and customer orientation
  - Improvement in profitability

→ Improvement in service ratios

→ Improvement in the variable margin at store level

- **Franchised stores**
  - Main model for development: 56.8% of the stores in Spain
  - 6 franchised mini stores opened in 2003
  - Advice , support and follow up the franchisees: 11 specialized consultants and an area director

telepizza®

New brand image implementation


telepizza

Brand values

simplicity

proximity

freedom

friendly

informality

fun

authentic

quality

Brand philosophy

product of quality

enjoy at home

your home, your place for leisure

telepizza®

New brand image implementation

- Change in the inner and outer layout of the stores (183 owned stores and 56 franchised stores under the new image in March 2004)
- New design of materials, uniforms and brand symbols
- New approach in the communication with the customer




telepizza
telepizza
telepizza
telepizza

telepizza®

Marketing

- **Operative Marketing: Innovation and promotions**
  - » Gifts with a higher perceived value and with a loyalty component
  - » New types of pizzas: freedom of choice
  - » New side orders: More variety

March	June	Septembre	Novembre
Pizzas of the world	**Baked Potatos**	**Telepizza Gratinada**	**Spiro Dog**
			

telepizza®

Marketing

- **Technological applications: CRM Tools**
  - CRM test; data analysis and segmentation according to different variables (average order, frequency, product mix).
  - This level will allow us to design adequate strategies for the different types of consumers.

- **Qué plan! Magazine: Direct communication with the customer**
  - Average Monthly distribution (OJD): 475.212 issues
  - It is delivered with the first order of each month
  - Reinforces the brand image: contents links with the leisure at home
  - Improvement of the information in the data base

Information System

- **Management of multi-channel sales**
  - » System for centralized input of orders
  - » System for orders via Web (Test 8 stores in Zaragoza)

- **Homogenization of systems**
  - » SAGA implemented in all stores in Spain and Portugal
  - » ERP and system for the personnel management implemented in Portugal

Global Plan for the Human Resources

- **Training plan for the human resources in the stores reinforced (started in 2002)**
  - » Objectives:
    - »To apply the best practices to all the stores
    - »Commercial approach : The value of the customer (500 employees of the stores management teams)
    - »Diminishing of personnel turnover and improvement of the level of staff required for the operations at store level
  - » **3.615** employees have been in the training programs



12,43%
6,07%
81,50%
Operations (stores)
Headquarters
Factories

telepizza®

Industrial Plan

- New factory and logistic platform has started its activity in 1st quarter 2003
- In March it has started the supply of all stores in Spain
- Advantages:
  - » Automation of all the processes
  - » Reduction of the level of waste
  - » Higher flexibility of the processes
  - » Optimisation of the the conservation characteristics of the product
  - » Improvement of the logistics planning
- Optimum level of efficiency aimed for 2004


telepizza
telepizza

telepizza®

INTERNATIONAL

telepizza®

International

Portugal

- TelePizza is the leader in the home delivery sector
- Growth of sales (+7.3%) and EBITDA(+0.2%)*
- It takes advantage of the marketing activities made in Spain
- 26 franchised stores, 40% over total stores in December 2003)
- Homogenisation of the information systems with Spain
- 36 stores operating under the new image in December 2003

*In 2002 Portugal included the industrial activity for part os the stores in the south of Spain

telepizza®

International

■ Poland

- » TelePizza is the leader in the home delivery sector
- » Significant growth of sales (+12.1%) and EBITDA(+38.6%) in local currency
- » Launching of Pizzas of the World, Grubba Pizza (thick crust pizza) and wraps
- » 23 franchised stores, 26% over total stores in December 2003)
- » 34 stores operating under the new image in December 2003

telepizza®

Internacional

Chile

- TelePizza is the leader in the home delivery sector
- Growth of sales (+23.3%) and EBITDA(+37.9%) in local currency
- Launching of Calzzone Pizza and Double Base dough
- Strategy for the increase in the number of delivery orders: agreements with companies orientated towards the leisure at home
- Beginning of the development via franchises (3 franchised stores, 10% over total stores in December 2003)
- 9 stores operating under the new image in December 2003

telepizza®

End of the international restructuring process

- In December 2003 it is decided to discontinue the operations in France and Mexico:
  - » Mexico: End of the co-investment agreement with Campero Group
  - » France: Resolution of the master-franchise agreement with RM Master
- Investment and management focus on Portugal, Chile and Poland, countries with a track-record of growth and profitability
- Joint project with Pollo Campero Group for Central America

2003 Results

telepizza®

Chain Sales

	2003	2002	Δ %
Spain	**320.40**	**313.75**	**2.1%**
Portugal	36.53	34.05	7.3%
Poland *	21.93	22.32	-1.8%
Chile **	9.35	9.12	2.5%
International Subtotal	**67.80**	**65.48**	**3.5%**
SUBTOTAL SALES	**388.20**	**379.23**	**2.4%**
Franchise Countries			
Mexico	3.70	5.14	-28.0%
France	4.34	5.83	-25.5%
Subtotal	**8.04**	**10.96**	**-26.7%**
TOTAL SALES	**396.24**	**390.20**	**1.5%**

*Poland: **+12.1%** growth in local currency

** Chile: **+23.3%** growth in local currency

Figures in millions of euros

telepizza®

Consolidated Profit and Loss account

	2003	%	2002	%	Δ %
Turnover	272.97	100.0%	285.38	100.0%	-4.3%
Other Operating Income	18.05	6.6%	15.74	5.5%	14.7%
Total Operating Income	**291.02**	106.6%	**301.12**	105.5%	**-3.4%**
Cost of goods sold	**-77.44**	-28.4%	**-80.55**	-28.2%	-3.9%
Gross Margin	**213.58**	78.2%	**220.57**	77.3%	**-3.2%**
Personnel Cost	-90.32	-33.1%	-91.85	-32.2%	-1.7%
Other Operating expenses	-73.96	-27.1%	-73.60	-25.8%	0.5%
EBITDA	**49.30**	18.1%	**55.12**	19.3%	**-10.6%**

Figures in millions of euros

telepizza®

EBITDA Trend


20.00
15.00
10.00
5.00
0.00
12.52
11.73
15.14
12.68
14.46
11.23
13.01
13.66
1T
2T
3T
4T
Año 2002
Año 2003

Figures in millions of euros

telepizza®

EBITDA Breakdown

	2003		2002		2003 vs 2002
	Mill euro	% Sales	Mill euro	% Sales	%
Spain	**41.92**	**19.6%**	**47.13**	**20.9%**	**-11.1%**
Portugal	4.52	15.8%	4.51	16.7%	0.2%
Poland *	1.15	5.7%	0.88	4.1%	29.8%
Chile **	2.15	23.5%	1.89	21.3%	13.7%
International subtotal	**7.82**	**13.5%**	**7.28**	**12.7%**	**7.3%**
SUBTOTAL EBITDA	49.73	18.3%	54.41	19.2%	-8.6%
Franchised Countries					
Mexico	0.20	N/A	1.07	N/A	-81.4%
France	-0.63	—	-0.36	—	-75.0%
TOTAL EBITDA	49.30	18.1%	55.12	19.3%	-10.6%

* Poland: EBITDA growth in local currency +38.6%

** Chile: EBITDA growth in local currency +37.9%

Figures in millions of euros

telepizza®

Consolidated Profit and Loss account

	2003	%	2002	%	Δ %
EBITDA	**49.30**	**18.1%**	**55.12**	**19.3%**	**-10.6%**
Depreciation and amortization	-19.02	-7.0%	-20.02	-7.0%	-5.0%
EBIT	**30.29**	11.1%	**35.10**	12.3%	**-13.7%**
FINANCIAL RESULT	**-4.44**	**-1.6%**	**-5.66**	**-2.0%**	**-21.7%**
Share in results from companies conso. under the equ	-0.05	0.0%	-0.26	-0.1%	-81.4%
Amortization of consolidated goodwill	-1.42	-0.5%	-1.49	-0.5%	-5.1%
ORDINARY RESULT	**24.39**	**8.9%**	**27.69**	**9.7%**	**-11.9%**
EXTRAORDINARY RESULT	**-56.06**	**-20.5%**	**-19.28**	**-6.8%**	**190.8%**
CONSOLIDATED RESULT BEFORE TAXES	**-31.67**	**-11.6%**	**8.41**	**2.9%**	**---**
Corporation Tax	18.26	6.7%	-2.05	-0.7%	----
CONSOLIDATED RESULT	**-13.41**	**-4.9%**	**6.36**	**2.2%**	**---**
Result allocated to minority interests	-0.22	-0.1%	-0.96	-0.3%	-77.1%
RESULT ALLOCATED TO THE PARENT COMPANY	**-13.63**	**-5.0%**	**5.41**	**1.9%**	**---**

Figures in millions of euros

telepizza®

Consolidated Profit and Loss account

Extraordinary Result net of tax impact

Disinvestment Mexico and France	29.7
Others	6.2

Figures in millions of euros

telepizza®

Stores Situation

	Dec-03	Dec-02
SPAIN	**532**	**538**
INTERNATIONAL	**184**	**320**
Portugal	65	56
Poland	87	77
Chile	32	28
SUBTOTAL	**184**	**161**
Mexico	0	129
France	0	30
SUBTOTAL	**0**	**159**
TOTAL	**716**	**858**

telepizza®

Stores Situation

	Dec-03		Dec-02	
SPAIN	**532**		**538**	
Owned stores	230	43.2%	242	45.0%
Franchised stores	302	56.8%	296	55.0%
INTERNATIONAL	**184**		**320**	
Owned stores	132	71.7%	135	42.2%
Franchised stores	52	28.3%	185	57.8%
TOTAL	**716**		**858**	
Owned stores	362	50.6%	377	43.9%
Franchised stores	354	49.4%	481	56.1%

telepizza®

2003 Conclusions

- End of the restructuring process:
  - All the operations in course at the end of 2003 are profitable
- Key year for the modernization process of the Group

telepizza®